Exhibit 99.3

MANAGEMENT’S DISCUSSION AND ANALYSIS	April 21, 2008
This management’s discussion and analysis, dated April 21, 2008, should be read in conjunction with Fording Canadian Coal Trust’s (the Trust’s) unaudited consolidated financial statements and the notes thereto for the quarter ended March 31, 2008, its management’s discussion and analysis and consolidated financial statements for the year ended December 31, 2007, and other public disclosure documents of the Trust.
The Trust reports its financial information in Canadian dollars and all monetary amounts set forth herein are expressed in Canadian dollars unless otherwise stated.
Fording Canadian Coal Trust
The Trust is an open-ended mutual fund trust existing under the laws of Alberta and governed by its Declaration of Trust. The Trust does not carry on any active business. The Trust directly and indirectly owns all of the interests of Fording LP, which holds a 60% interest in Elk Valley Coal Partnership. Until June 2007, the Trust owned all of the interests of NYCO, which is disclosed as a discontinued operation. The Trust uses the cash it receives from its investments to make quarterly distributions to its unitholders.
References to “we” and “our” in this management’s discussion and analysis are to the Trust and its subsidiaries.
Elk Valley Coal
Elk Valley Coal is a general partnership between Fording LP and affiliates of Teck Cominco Limited (Teck Cominco). Teck Cominco is the managing partner of Elk Valley Coal and is responsible for managing its business and affairs, subject to certain matters that require the agreement of the Trust and Teck Cominco. Our consolidated financial statements reflect our proportionate interest in Elk Valley Coal.
Elk Valley Coal is the second largest supplier of seaborne hard coking coal in the world. Hard coking coal is a type of metallurgical coal that is used primarily for making coke by integrated steel mills, which account for substantially all global production of primary (i.e. unrecycled) steel. The seaborne hard coking coal market is characterized by the global nature of international steel making, the relative concentration of quality metallurgical coal deposits in Australia, Canada and the United States and the comparatively low cost of seaborne transportation.
Elk Valley Coal has an interest in six active mining operations. The Fording River, Coal Mountain, Line Creek and Cardinal River operations are wholly owned. The Greenhills operation is a joint venture in which Elk Valley Coal has an 80% interest and is accounted for on a proportionate basis. The Elkview operation is a limited partnership in which Elk Valley Coal owns, directly and indirectly, a 95% general partnership interest. The Elkview operation is consolidated into the accounts of Elk Valley Coal.
Non-GAAP Financial Measures
This management’s discussion and analysis refers to certain financial measures, such as distributable cash, cash available for distribution, sustaining capital expenditures, and net income from continuing operations before unusual items, future income taxes and unrealized gains or losses on foreign exchange forward contracts, that are not measures recognized under generally accepted accounting principles (GAAP) in Canada or the United States, and do not have standardized meanings prescribed by GAAP. These measures may differ from those made by other trusts or corporations. We discuss these measures, which have been derived from our financial statements and applied on a consistent basis, because we believe that they are of assistance in the understanding of the results of our operations and financial position and are meant to provide further information about the ability of the Trust to earn and distribute cash to unitholders.

MANAGEMENT’S DISCUSSION AND ANALYSIS	April 21, 2008
Cash available for distribution is the term used by us to describe the cash generated from our investments during a fiscal period that is available for distribution to unitholders. Actual distributions of cash to unitholders are made in accordance with our distribution policy.
Sustaining capital expenditures refers to expenditures in respect of capital asset additions, replacements or improvements required to maintain business operations at current production levels. The determination of what constitutes sustaining capital expenditures requires the judgment of management.
Net income from continuing operations before unusual items, future income taxes and unrealized gains or losses on foreign exchange forward contracts (in total and on a per unit basis) is a non-GAAP measure of earnings. It adds back to net income from continuing operations in accordance with GAAP the impact of non-cash future taxes and unrealized gains or losses on foreign exchange forward contracts, which are non-cash and subject to significant change until realized, as well as unusual items that are significant and not expected to be recurring.
Controls and Procedures
Management is responsible for establishing and maintaining adequate disclosure controls and procedures as well as adequate internal control over financial reporting. Disclosure controls and procedures are designed to ensure that information required to be disclosed in public filings is recorded, processed, summarized and reported within appropriate time periods. Internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of consolidated financial statements for external reporting purposes in accordance with GAAP. Internal control over financial reporting may not prevent or detect fraud or misstatements because of limitations inherent in any system of internal control. There were no significant changes in the design or effectiveness of the Trust’s disclosure controls or internal controls over financial reporting in the first quarter of 2008.
Committees Formed to Explore Strategic Alternatives
In December 2007, the Trust announced that independent committees had been formed to explore and make recommendations regarding strategic alternatives available to the Trust to maximize value for its unitholders. The independent committees are continuing their work and the Trust anticipates it will make no further announcements regarding the strategic review unless and until the Trustees determine that disclosure of a material change is required.
Fording Canadian Coal Trust

MANAGEMENT’S DISCUSSION AND ANALYSIS	April 21, 2008
Overview
The table below summarizes our financial results from continuing operations:

	Three months ended
	March 31
(millions of Canadian dollars, except as noted)	2008	2007

Revenue	$332.0	$350.5
Income from operations	$19.5	$95.3
Net income from continuing operations	$0.5	$76.8
Adjustments:
Decrease (increase) in unrealized gains on foreign exchange forward contracts	39.5	(7.1)
Future income tax expense (reversal)	(1.0)	0.9

Net income from continuing operations before unusual items, future income taxes and unrealized gains or losses on foreign exchange forward contracts	$39.0	$70.6

Per unit amounts:
Net income from continuing operations	$—	$0.52
Net income from continuing operations before unusual items, future income taxes and unrealized gains or losses on foreign exchange forward contracts	$0.26	$0.48
The decreases in revenue and income from operations primarily reflect lower U.S. dollar coal prices for the 2007 coal year that commenced April 1, 2007 and the stronger Canadian dollar relative to the U.S. dollar, partially offset by higher sales volumes. Unit cost of product sold and unit transportation costs were similar quarter over quarter. The $27.40 per tonne decrease in the average realized Canadian dollar selling price had a negative impact on income from operations of approximately $96 million based on the Trust’s share of sales volume of 3.5 million tonnes for the first quarter of 2008. The effect of lower realized selling prices was partially offset by the gross margin generated on the additional 700,000 tonnes (Trust’s share) sold in the first quarter of 2008 compared with the same quarter in 2007.
Net income from continuing operations was essentially breakeven for the quarter compared with $77 million in the first quarter of 2007 and included foreign exchange losses resulting from the weakening of the Canadian dollar since December 31, 2007.
Net income from continuing operations before unusual items, future income taxes and unrealized gains or losses on foreign exchange forward contracts was $39 million compared with $71 million in the first quarter of 2007 and reflects the realized effects of the foreign exchange forward contracts that matured during the quarter, which matches the cash flow effects of the contracts.
Cash Available for Distribution
The cash available for distribution generated in the quarter was $56 million ($0.38 per unit) compared with $77 million ($0.53 per unit) in 2007. The distributions declared by the Trust were $0.50 per unit compared with $0.65 per unit in the first quarter of 2007. Distributions declared for the first quarter of 2008 exceeded the cash available for distribution generated in the quarter and reflect expectations for higher coal prices during the remainder of 2008. After taking into account the $0.04 per unit under-distributed balance carried forward from 2007, the Trust is over-distributed by $0.08 per unit on a cumulative basis as of March 31, 2008. It is anticipated that the Trustees will consider this cumulative over-distributed balance when declaring distributions during the remainder of 2008.
Fording Canadian Coal Trust

MANAGEMENT’S DISCUSSION AND ANALYSIS	April 21, 2008
Financial Position
Our net working capital position decreased by $62 million from $192 million at December 31, 2007 to $130 million at March 31, 2008 due largely to a $49 million decrease in cash and cash equivalents. Cash and cash equivalents decreased primarily because the sustaining capital expenditures and the cash distributions paid during the quarter, which were declared for the fourth quarter of 2007, exceeded the cash flows generated from operations plus the proceeds raised from the distribution reinvestment plan. There were no significant changes in long-term debt.
Results of Operations

	March 31
(millions of Canadian dollars, except as noted)	2008	2007

Statistics
Trust’s share of coal production (millions of tonnes)	3.5	3.1
Trust’s share of coal sales (millions of tonnes)	3.5	2.8
Average sales price (US$ per tonne)	$95.70	$105.40
Operations (per tonne)

Average sales price	$96.10	$123.50
Cost of product sold	$46.20	$45.80
Transportation	$37.20	$37.80

Income from operations
Revenue	$332.0	$350.5
Cost of product sold	159.7	130.0
Transportation	128.6	107.4
Selling, general and administration	9.6	5.7
Depreciation and depletion	14.6	12.1

Income from operations	$19.5	$95.3

Coal sales volumes were 22% higher than in the first quarter of 2007. Sales volumes in the first quarter of 2007 were unusually low due to weather-related rail transportation problems. The number of trains fell short of Elk Valley Coal’s requirements in the first quarter of 2008, despite few weather-related transportation problems, and coal inventories at the ports remain low as at March 31, 2008.
Average U.S. dollar coal prices decreased by 9% to $95.70 per tonne as a result of lower prices for the 2007 coal year, which commenced April 1, 2007. Lower 2007 coal year prices were partially offset by higher sales made by Elk Valley Coal inclusive of ocean freight. The 22% decrease in the average Canadian dollar price was greater than the percentage decrease in the average U.S. dollar price and demonstrates the impact of a stronger Canadian dollar relative to the U.S. dollar.
The quarter over quarter revenue variance is summarized in the following table:

(millions of Canadian dollars)

Revenue for the quarter ended March 31, 2007	$351
Variance attributed to higher coal sales volumes	76
Variance attributed to lower U.S. dollar coal prices	(34)
Variance attributed to the change in the U.S./Canadian dollar exchange rate	(61)

Revenue for the quarter ended March 31, 2008	$332

Fording Canadian Coal Trust

MANAGEMENT’S DISCUSSION AND ANALYSIS	April 21, 2008
The unit cost of product sold increased slightly to $46.20 per tonne compared with $45.80 for the first quarter of 2007. Significant inflation in mining input costs, including a dramatic increase in the price of diesel fuel, has increased unit cost of product sold to a level that is comparable to the unit costs experienced in the first quarter of 2007, which were unusually high due to unplanned shutdowns and reduced production caused by rail transportation problems.
Unit transportation costs of $37.20 per tonne were 2% lower than the first quarter of 2007. Contractual rail rates were lower in the first quarter of 2008 due to lower U.S. dollar selling prices for the 2007 coal year that commenced April 1, 2007 and contractual port rates decreased due to lower Canadian dollar selling prices. The effects of lower rail and port rates were partially offset by higher ocean freight costs for those sales where Elk Valley Coal pays the ocean freight.
Other Income and Expenses

	Three months ended
	March 31
(millions of Canadian dollars)	2008	2007

Interest expense	$(4.4)	$(5.0)

Net foreign exchange gains (losses)	$(7.7)	$2.1
Realized gain (loss) on foreign exchange forward contracts	34.8	(9.7)
Increase (decrease) in unrealized gains on foreign exchange forward contracts	(39.5)	7.1
Other	0.8	(0.3)

	$(11.6)	$(0.8)

The net foreign exchange losses of $7.7 million for the quarter reflect unrealized losses on the U.S. dollar-denominated long-term debt caused by the weakening of the Canadian dollar relative to the U.S. dollar since December 31, 2007. These foreign currency losses on the long-term debt were partially offset by gains on U.S. dollar-denominated accounts receivable.
All of the foreign exchange forward contracts that were outstanding at December 31, 2007 matured during the quarter and gains of $34.8 million were realized on the contracts, which was slightly less than the unrealized value of the contracts as at December 31, 2007 of $38.7 million due to the weakening of the Canadian dollar since year end. The decrease in the unrealized gains on foreign exchange forward contracts of $39.5 million reflects the maturity of the contracts outstanding at the beginning of the quarter plus an unrealized loss of $0.8 million recognized on new foreign exchange forward contracts entered into during the quarter.
Income Taxes
Income tax expense for the quarter was $3 million compared with $13 million in the first quarter of 2007. Income tax expense consists primarily of British Columbia mineral taxes and Alberta Crown royalties assessed on the cash flows of Elk Valley Coal. The decrease in income tax expense corresponds to the reduction in the taxable cash flows of Elk Valley Coal.
Cash Available for Distribution
Cash available for distribution is the term used by us to describe the cash generated from our investments during a fiscal period that is available for distribution to unitholders. Cash available for distribution is not a term recognized by GAAP in Canada and it is not a term that has a standardized meaning. Accordingly, cash available for distribution, when used in this document and our other disclosures, may not be comparable to similarly named measures presented by other trusts.
Fording Canadian Coal Trust

MANAGEMENT’S DISCUSSION AND ANALYSIS	April 21, 2008
Cash available for distribution is derived from cash flows from the operations of the Trust’s subsidiaries, including our proportionate interest in Elk Valley Coal, before changes in non-cash working capital, less sustaining capital expenditures to the extent not funded by debt or equity, principal repayments on debt obligations and any amount allocated to reserves. Sustaining capital expenditures refers to our share of Elk Valley Coal’s expenditures in respect of capital asset additions, replacements or improvements required to maintain business operations at current production levels. The determination of what constitutes sustaining capital expenditures requires the judgment of Elk Valley Coal’s management. Reserves, which are a discretionary decision of the Trust and its subsidiaries, and of Elk Valley Coal, may be established that would reduce cash available for distribution in order to meet any short-term or long-term need for cash. Such reserves established at the Elk Valley Coal level have the effect of reducing amounts distributed by Elk Valley Coal to its partners; however, such reserves must be authorized by special resolution of the partners and Elk Valley Coal is required to make reasonable use of its operating lines for working capital purposes.
The partnership agreement governing Elk Valley Coal requires the partners to fund their proportionate share of Elk Valley Coal’s sustaining capital expenditures to the extent that the actual expenditures exceed the depreciation deductions that are available to the partners for tax purposes (referred to under Canadian tax laws as “capital cost allowance”) plus certain other tax deductions. Elk Valley Coal’s sustaining capital expenditures are planned to be approximately $200 million in 2008, which is more than double the tax deductions that are expected to be available in the year.
The Trust’s share of Elk Valley Coal’s sustaining capital expenditures was $26 million for the quarter compared with $4 million in the first quarter of 2007. Sustaining capital expenditures for the first quarter of 2008 were partially funded by the utilization of $16 million of accumulated proceeds from the distribution reinvestment plan.
The cash available for distribution from our investments and the distributions made by the Trust are set forth in the table below.

	Three months ended
	March 31
(millions of Canadian dollars)	2008		2007

Cash from operating activities		$43.1	$73.2
Add (deduct):	$
Increase in non-cash working capital		23.8	8.0
Sustaining capital expenditures, net of distribution reinvestment plan proceeds utilized		(10.3)	(3.7)
Capital lease payments		$(0.4)	(0.4)
Other		—	0.3

Cash available for distribution generated in the period		56.2	77.4
Distributable cash carried forward from prior periods		5.8	15.7

Distributable cash, including amounts carried forward		62.0	93.1
Distributions declared during the period		74.3	95.6

Over-distributed balance carried forward to future periods		$(12.3)	$(2.5)

Per unit amounts:
Cash available for distribution generated in the period		$0.38	$0.53
Distributions declared		$0.50	$0.65
It is anticipated that the Trustees will consider the $12.3 million cumulative over-distributed balance as at March 31, 2008 when declaring distributions during the remainder of 2008.
Fording Canadian Coal Trust

MANAGEMENT’S DISCUSSION AND ANALYSIS	April 21, 2008
Liquidity and Capital Resources
Cash and cash equivalents decreased to $103 million at March 31, 2008, from $152 million at December 31, 2007. Cash and cash equivalents decreased primarily because the sustaining capital expenditures and the cash distributions paid during the quarter, which were declared for the fourth quarter of 2007, exceeded the cash flows generated from operations plus the proceeds raised from the distribution reinvestment plan.
Cash flows from operating activities largely reflect the results of Elk Valley Coal, which were lower in the first quarter of 2008 compared with the same period in 2007 due primarily to lower realized selling prices. Cash flows from operating activities include changes in working capital that can fluctuate from period to period.
Elk Valley Coal’s capital expenditures are planned to be significantly higher in 2008 than in 2007. The planned capital expenditures are sustaining in nature and the increase reflects normal variability in capital requirements associated with the aging of mining fleets and increased equipment requirements resulting from changes in mining conditions.
Long-term debt under the bank credit facility, which is denominated in U.S. dollars, increased by $11 million to $291 million at March 31, 2008 from $280 million at December 31, 2007 due to the weakening of the Canadian dollar relative to the U.S. dollar since year end. Other uses of bank facilities include letters of credit or guarantees, of which our share was $35 million, leaving our share of unused bank facilities at $194 million as of March 31, 2008.
In addition to the bank credit facility, Elk Valley Coal has a separate unsecured credit line for the purpose of issuing letters of credit. At March 31, 2008, the Trust’s share of letters of credit issued and outstanding under this credit line was $11 million.
During 2007, we implemented a distribution reinvestment plan. The plan allows eligible unitholders of the Trust to reinvest their distributions in additional units. For the first quarter 2008 distribution paid in April 2008, unitholders representing approximately 19% of our outstanding units elected to participate in the plan. Approximately 0.2 million Trust units were issued in April 2008 in lieu of cash distributions of approximately $14 million. Through April 21, 2008, on a cumulative basis since the inception of the distribution reinvestment plan, approximately 1.9 million units have been issued in lieu of cash distributions of $67 million.
During the first quarter of 2008, the Trust utilized $16 million of the accumulated proceeds from the distribution reinvestment plan to finance its capital contribution to Elk Valley Coal, which was made for the purpose of funding a portion of Elk Valley Coal’s sustaining capital expenditures. The Trust expects to make additional capital contributions to Elk Valley Coal during the remainder of 2008 based on planned sustaining capital expenditures by Elk Valley Coal of $200 million. Accordingly, the Trust may utilize additional proceeds from the distribution reinvestment plan for the purpose of financing these capital contributions.
To help manage exposure to currency fluctuations and their effect on unitholder distributions, foreign exchange forward contracts are used to fix the rate at which certain future anticipated flows of U.S. dollars are exchanged into Canadian dollars. The Trust executed US$195 million of foreign exchange forward contracts during the first quarter. An additional US$601 million in contracts were entered into subsequent to the end of the quarter. The average contracted exchange rate on forward contracts entered to date is US$0.98. All of these contracts will mature prior to March 31, 2009.
Fording Canadian Coal Trust

MANAGEMENT’S DISCUSSION AND ANALYSIS	April 21, 2008
Summary of Quarterly Results
Our quarterly results over the past two years reflect the variability of Elk Valley Coal’s business. Income levels are influenced largely by coal prices, the U.S./Canadian dollar exchange rate, coal sales volumes and unit cost of product sold and coal transportation costs.

	2008	2007				2006
	Q1	Q4	Q3	Q2	Q1	Q4	Q3	Q2
Coal statistics (Trust’s 60% share)
Sales (millions of tonnes)	3.5	3.6	3.4	3.8	2.8	3.5	3.5	3.5
Average CDN$ prices (per tonne)	$96.10	$91.50	$97.30	$110.90	$123.50	$122.60	$124.40	$133.00
Cost of product sold (per tonne)	46.20	40.00	41.00	39.50	45.80	36.40	42.60	39.20
Transportation (per tonne)	37.20	33.00	35.80	34.50	37.80	36.80	35.60	37.40

(millions of Canadian dollars, except per unit amounts)
Revenue	$332.0	$327.5	$331.0	$418.3	$350.5	$424.9	$440.3	$459.8
Income from operations	19.5	42.8	53.4	116.8	95.3	149.8	143.7	172.3
Net income from continuing operations	0.5	48.8	90.5	106.4	76.8	114.6	123.3	139.8
Net income	0.5	48.8	90.5	117.0	77.0	68.6	123.8	140.2
Net income from continuing operations before unusual items, future income taxes and unrealized gains or losses on foreign exchange forward contracts	39.0	74.9	82.9	128.4	70.6	116.3	120.0	150.8
Cash available for distribution generated in the period	56.2	74.8	61.4	135.2	77.4	146.5	122.5	147.3
Distributions declared	74.3	78.6	88.7	95.9	95.6	139.7	117.6	147.0
Distributions declared per unit	0.50	0.53	0.60	0.65	0.65	0.95	0.80	1.00
Demand for coal is dependent on the requirements of integrated steel mill customers. These customers largely determine the shipping schedule and, therefore, the timing of coal sales. Coal prices are typically negotiated for each coal year commencing April 1. Realized prices depend on U.S. dollar price settlements, whether coal sales volumes from one coal year are carried over into the following year, and the U.S./Canadian dollar exchange rate. The cost of product sold has been trending up largely because of significant inflation in the cost of mining inputs. Net income for the fourth quarter of 2006 includes a $53 million write-down of NYCO’s assets in anticipation of its sale. Net income from continuing operations for the second quarter of 2007 includes an $79 million charge to future income tax expense resulting from a change in tax legislation. Net income from continuing operations for the first quarter of 2007 through the first quarter of 2008 includes the significant impact of changes in unrealized gains and losses on our foreign exchange forward contracts. Unit cost of product sold for the first quarter of 2007 was unusually high due to weather-related rail transportation problems, which caused unplanned shutdowns and interruptions of production. Transportation costs are primarily rail haulage charges and port loading fees, which are, in part, dependant on coal prices.
Fording Canadian Coal Trust

MANAGEMENT’S DISCUSSION AND ANALYSIS	April 21, 2008
Outlook
Elk Valley Coal has completed negotiations for more than two-thirds of its anticipated coal sales for the 2008 coal year commencing April 1, 2008 with its highest quality coal products being priced at or above US$300 per tonne. If the remainder of the contracts are settled on similar terms, taking into account all ranges of coal products, including thermal and PCI coals, and including the impact of carryover tonnage from the 2007 coal year, the average coal price for the 2008 calendar year is forecast to be in the range of US$195 to US$205 per tonne. Based on these prices, transportation costs for the 2008 calendar year are expected to be in the range of $42 to $44 per tonne. The substantial increase in coal prices over the 2007 coal year reflects the extreme tightness in the metallurgical coal market. Changes in economic conditions, especially in the U.S., China or India, or in the global supply of metallurgical coal could cause a decrease in prices for the 2009 coal year.
For the 2008 calendar year, Elk Valley Coal’s sales volumes are expected to be in the range of 23 to 25 million tonnes. Elk Valley Coal is dependent on rail service in order to deliver its product to its customers. The frequency and timeliness of rail shipments during the first quarter of 2008 fell short of Elk Valley Coal’s requirements. Coal inventories at the Vancouver ports remain low while inventories at the mine sites are high. This has led to reduced plant production at certain mine sites where on-site coal storage had reached capacity. If rail shipments do not increase to the level required by Elk Valley Coal’s business for the remainder of 2008, it will continue to adversely affect production and sales levels and could lead to unscheduled plant shutdowns, which could increase unit cost of product sold and vessel demurrage costs.
Cost of product sold for the calendar year is expected to be in the range of $45 to $47 per tonne, subject to stabilization of diesel fuel prices. Diesel fuel is a major input cost for Elk Valley Coal and there was significant inflation in diesel prices during the first quarter. Each $0.01 per litre increase in the price of diesel fuel increases the cost of coal produced by approximately $0.09 per tonne.
Capital spending at Elk Valley Coal in 2008 is planned to be approximately $200 million (Trust’s share -$120 million), which is more than double its capital spending levels in recent years. All of the planned expenditures are sustaining in nature. The increase in sustaining capital expenditures reflects normal variability in capital requirements associated with the aging of mining fleets and increased equipment requirements resulting from changes in mining conditions. A tight labour market, contractor availability and delivery times for equipment purchases may influence actual capital spending. The Trust expects Elk Valley Coal’s sustaining capital requirements over the next few years to be at these higher levels. Expenditures by Elk Valley Coal in 2008 in excess of approximately $80 million will be financed by the Trust and Teck Cominco in proportion to their ownership interests in Elk Valley Coal. The Trust will finance its share of the funding to Elk Valley Coal by utilizing proceeds from its distribution reinvestment plan or available lines of credit, which will limit the impact on distributable cash.
Number of Units Outstanding
There were approximately 149 million trust units outstanding on March 31 and April 21, 2008. Approximately 19,000 options were outstanding under the exchange option plan on the respective dates.
Changes in Accounting Policies
Inventories
The Trust adopted CICA Handbook Section 3031, Inventories, effective January 1, 2008. Section 3031 provides new guidelines for accounting for inventories. The adoption of Section 3031 did not have a material impact on the consolidated financial statements of the Trust.
Fording Canadian Coal Trust

MANAGEMENT’S DISCUSSION AND ANALYSIS	April 21, 2008
Financial instruments
The Trust adopted CICA Handbook Sections 3862, Financial Instruments — Disclosures, and 3863, Financial Instruments — Presentation, effective January 1, 2008. Additional quantitative and qualitative information regarding the Trust’s financial instruments and the associated risks is provided in note 9 to the accompanying consolidated financial statements.
Capital disclosures
The Trust adopted CICA Handbook Section 1535, Capital Disclosures, effective January 1, 2008. This section requires the Trust to disclose its objectives and requirements for managing its capital. This new disclosure is provided in note 10 to the accompanying consolidated financial statements.
Risk Factors
Unitholders should refer to the ‘Key Risk and Uncertainties’ section in the Trust’s 2007 Management’s Discussion and Analysis, and the ‘Risk Factors’ section in the 2007 Annual Information Form for other factors that could potentially impact the Trust’s financial performance and its ability to meet its targets.
Caution Regarding Forward-Looking Statements
This management’s discussion and analysis contains forward-looking information within the meaning of the United States Private Securities Litigation Reform Act of 1995 relating, but not limited to, the Trust’s expectations, intentions, plans and beliefs. Forward-looking information can often be identified by forward-looking words such as “anticipate”, “believe”, “expect”, “goal”, “plan”, “intend”, “estimate”, “optimize”, “may”, and “will” or similar words suggesting future outcomes, or other expectations, beliefs, plans, objectives, assumptions, intentions or statements about future events or performance. This management’s discussion and analysis contains forward-looking information, included in, but not limited to, the sections titled ‘Overview’, ‘Results of Operations’, ‘Liquidity and Capital Resources’, ‘Outlook, and ‘Changes in Accounting Policies’.
Unitholders and prospective investors are cautioned not to place undue reliance on forward-looking information. By its nature, forward-looking information involves numerous assumptions, known and unknown risks and uncertainties, of both a general and specific nature, that could cause actual results to differ materially from those suggested by the forward-looking information or contribute to the possibility that predictions, forecasts, or projections will prove to be materially inaccurate.
Fording Canadian Coal Trust

MANAGEMENT’S DISCUSSION AND ANALYSIS	April 21, 2008
The forward-looking statements contained in this management’s discussion and analysis are based, in part, upon certain assumptions made by the Trust, including, but not limited to, the following: no material disruption in production; no material variation in anticipated coal sales volumes, coal prices or cost of product sold; no material variation in the forecasted yields, strip ratios, haul distances and productivity for each mine in which the Trust has an interest; no material increases in the global supply of hard coking coal other than what is currently projected by management; significant quantities of weaker coking coals will not be substituted for hard coking coal; continued strength in global steel markets; no material disruption in construction or operations at minesites; no variation in availability or allocation of haul truck tires to Elk Valley Coal in 2008; an absence of labour disputes in the forecast period; no further material increase in the cost of labour; no material variations in markets and pricing of metallurgical coal other than anticipated variations; no material variation in anticipated mining, energy or transportation costs; continued availability of and no further material disruption in rail service and port facilities; no material delays in the current timing for completion of ongoing projects; financing will be available on terms favourable to the Trust and Elk Valley Coal; no material variation in the operations of Elk Valley Coal customers which could impact coal purchases; no material variation in historical coal purchasing practices of customers; coal sales contracts will be entered into with new customers; existing inventories will not result in decreased sales volumes; parties execute and deliver contracts currently under negotiation; and, no material variations in the current taxation environment other than those changes that have already been announced.
The Trust cautions that the list of factors and assumptions set forth above is not exhaustive. Some of the risks, uncertainties and other factors which negatively affect the reliability of forward-looking information are discussed in the Trust’s public filings with the Canadian and United States securities regulatory authorities, including its most recent management information circular, annual information form, quarterly reports, management’s discussion and analysis, material change reports and news releases. Copies of the Trust’s Canadian public filings are available on SEDAR at www.sedar.com. The Trust’s U.S. public filings, including the Trust’s most recent annual report on form 40-F as supplemented by its filings on form 6-K, are available at www.sec.gov. The Trust further cautions that information contained on, or accessible through, these websites is current only as of the date of such information and may by superseded by subsequent events or filings. The Trust undertakes no obligation to update publicly or otherwise revise any information, including any forward-looking information, whether as a result of new information, future events or other such factors that affect this information except as required by law.
Fording Canadian Coal Trust